SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

Business Objects S.A.
(Name of Subject Company (Issuer))
SAP France S.A.
a wholly owned subsidiary of SAP AG
SAP AG
(Offerors)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))
Ordinary Shares, €0.10 nominal value per share
and
American Depositary Shares, each
representing one Ordinary Share
(Title of Class of Securities)
F12338 103
12328X 107
(CUSIP Number of Class of Securities)
Michael Junge
General Counsel
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
+49 6227 74 7474
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
A. Peter Harwich
Eric S. Shube
Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
USA
+1 212 610 6300

CALCULATION OF FILING FEE:

Transaction valuation*	Amount of filing fee**
$3,953,271,351	$121,365

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $121,365	Filing Party: SAP France S.A.
Form or Registration No.: Schedule TO	Date Filed: December 4, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated on the basis of (i) the offer price of (a) €42.00 for each of the 26,075,669 ADSs outstanding; (b) €42.00 for each of the 37,537,988 ordinary shares held by U.S. holders within the meaning of Rule 14d-1(d) under the Exchange Act; (c) €22.55 for each of the 45,000 2003 warrants held by U.S. holders; (d) €24.96 for each of the 135,000 2004 warrants held by U.S. holders; (e) €18.87 for each of the 90,000 2005 warrants held by U.S. holders; (f) €19.69 for each of the 45,000 2006 warrants held by U.S. holders; and (g) €12.01 for each of the 120,000 2007 warrants held by U.S. holders and (ii) an exchange rate (using the noon buying rate in New York City for cable transfers in € as certified for customs purposes by the Federal Reserve Bank of New York on November 28, 2007) of $1.4750 for one euro. The number of ADSs is based on information contained in Business Objects S.A.’s Form 10-Q for the quarterly period ended September 30, 2007, filed with the SEC on November 8, 2007 (the “10-Q”). The number of ordinary shares held by U.S. holders is calculated by (a) multiplying (i) 97,867,164 ordinary shares, which is the number of outstanding shares as set forth in the 10-Q, by (ii) 65%, which is the highest historical percentage of ordinary shares (including ordinary shares underlying ADSs) held by U.S. holders of which Business Objects S.A. is aware, and then (b) subtracting from the resulting product 26,075,669, which is the number of ADSs outstanding as set forth in the 10-Q. The number of warrants held by U.S. holders is based on information contained in a warrant register provided to the Offeror by Business Objects S.A. Based upon the information provided to the Offeror by Business Objects S.A., there are no ORNANEs held by U.S. holders and, accordingly, no fee is being paid with respect to the offer for ORNANEs.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for the fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation.

          This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement filed under cover of Schedule TO, as amended (the “Schedule TO”) initially filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2007, which relates to the offer by SAP France S.A., a société anonyme organized under the laws of the Republic of France (“SAP France”) and a wholly-owned subsidiary of SAP AG, a stock company organized under the laws of the Federal Republic of Germany (“SAP AG”), to purchase all outstanding ordinary shares, nominal value €0.10 per share (the “Shares”), of Business Objects S.A., a société anonyme organized under the laws of the Republic of France (“Business Objects”), including ordinary shares represented by American Depositary Shares (“ADSs”), as well as the outstanding warrants to acquire Shares (“Warrants”) and convertible bonds convertible or exchangeable into new or existing Shares (“ORNANEs,” and together with the Shares, ADSs and Warrants, “Securities”), issued by Business Objects through concurrent offers in the United States (the “U.S. Offer”) and in France (the “French Offer” and together with the U.S. Offer, the “Offers”). In the U.S. Offer, SAP France is seeking to acquire all outstanding Shares, Warrants and ORNANEs held by U.S. holders (within the meaning of Rule 14d-1(d) of the Securities and Exchange Act of 1934, as amended) and all outstanding ADSs wherever the holder is located, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated December 4, 2007 (the “U.S. Offer to Purchase”), the related ADS Letter of Transmittal (the “ADS Letter of Transmittal”) and the Forms of Acceptance (the “Forms of Acceptance”). This Amendment is being filed on behalf of SAP France and SAP AG. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule TO.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
          Item 6 is amended and supplemented by adding the following paragraph:
          “On January 24, 2008 at a meeting of the board of directors of Business Objects, Bernard Liautaud, the Chairman and Chief Strategy Officer of Business Objects, resigned immediately from those positions. Directors Bernard Charlès, Carl Pascarella, David Peterschmidt, Arnold Silverman and Bernard Liautaud also tendered their resignations as directors of Business Objects effective as of January 24, 2008, which resignations were duly accepted.
          On January 24, 2008, the following nominees of SAP AG and SAP France were appointed to the board of directors of Business Objects: Professor Dr. Henning Kagermann (Chief Executive Officer, SAP AG), Léo Apotheker (Deputy Chief Executive Officer, SAP AG), Dr. Werner Brandt (Chief Financial Officer, SAP AG), Erwin Gunst (Regional President, EMEA and Corporate Officer, SAP France) and Vishal Sikka (Chief Technology Officer, SAP AG).”

SIGNATURE
          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 28, 2008 that the information set forth in this statement is true, complete and correct.

SAP FRANCE S.A.
By:	/s/ MICHAEL PLOETNER*
	Name:	Michael Ploetner
*By power of attorney

SAP AG
By:	/s/ MICHAEL PLOETNER*
	Name:	Michael Ploetner
*By power of attorney

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